UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA

☒ SEMIANNUAL REPORT PURSUANT TO REGULATION A

or

☐ SPECIAL FINANCIAL REPORT PURSUANT TO REGULATION A

For the fiscal semiannual period ended: June 30, 2026

WAHED REAL ESTATE FUND I LLC

(Exact name of issuer as specified in its charter)

Delaware	39-2419888
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

245 5th Ave., Suite: 05-106, 5th floor

New York, New York 10016

(Mailing Address of principal executive offices)

817-657-7612

Issuer’s telephone number, including area code

In this Report, the terms “WREF,” “we,” “us, “our,” the “Company” and similar terms refer to Wahed Real Estate Fund I LLC, a Delaware limited liability company; “Wahed Financial” or “Manager” refers to the Company’s manager, Wahed Financial LLC, together with its consolidated subsidiaries unless the context indicates otherwise; “sponsor” refers to Wahed, Inc., the parent company of Wahed Financial.

This Report may contain forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the company’s management. When used in the Report, the words “estimate,” “project,” “believe,” “anticipate,” “intend,” “expect” and similar expressions are intended to identify forward-looking statements, which constitute forward-looking statements. These statements reflect management’s current views with respect to future events and are subject to risks and uncertainties that could cause the company’s actual results to differ materially from those contained in the forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. The company does not undertake any obligation to revise or update these forward-looking statements to reflect events or circumstances after such date or to reflect the occurrence of unanticipated events.

Market and Other Industry Data

This Report includes market and other industry data and estimates that are based on the Manager’s knowledge and experience in the markets in which we operate. The sources of such data generally state that the information they provide has been obtained from sources they believe to be reliable, but we have not investigated or verified the accuracy and completeness of such information. Our own estimates are based on information obtained from our and our affiliates’ experience in the markets in which we operate and from other contacts in these markets. We are responsible for all of the disclosure in this Report, and we believe our estimates to be accurate as of the date of this Report or such other date stated in this Report. However, this information may prove to be inaccurate because of the method by which we obtained some of the data for the estimates or because this information cannot always be verified with complete certainty due to the limits on the availability and reliability of raw data, the voluntary nature of the data gathering process and other limitations and uncertainties. As a result, you should be aware that market and other industry data included in this Report, and estimates and beliefs based on that data, may not be reliable.

i

Item 1. Management’s Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of the Company’s financial statements and financial condition of WREF and results of its operations together with its unaudited financial statements and related notes appearing in this Report. The semiannual financial statements included in this Report are unaudited and do not include all information and footnotes necessary for a complete presentation of financial position, results of operations, cash flows, and members’ equity in conformity with accounting principles generally accepted in the United States of America. In the opinion of management, all adjustments considered necessary for a fair presentation of the results of operations and financial position of the Company have been included, and all such adjustments are of a normal recurring nature. Operating results for the six months ended June 30, 2026 are not necessarily indicative of the results that can be expected for the year ending December 31, 2026. This discussion contains forward-looking statements reflecting the Company’s current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled “Risk Factors” included in our Offering Circular found here. Additional information regarding the Company can be found in its Annual Report on Form 1-K for the fiscal year ended December 31, 2025, filed with the Securities and Exchange Commission (the “Commission”) on April 29, 2026.

Overview

The Company was formed on March 19, 2025 (“Inception”) in the state of Delaware. The Company was formed to originate, invest in and manage a diversified portfolio of single family residential real estate properties. For purposes of our investments, “single family” refers to one- to four-unit dwellings, as defined in the FHA Single Family Housing Policy Handbook.

Wahed Financial LLC is our Manager. As our Manager, it manages our day-to-day operations and our portfolio of residential real estate equity investments and other select residential real estate-related assets. Our Manager also has the authority to make all of the decisions regarding our investments, subject to the limitation in our operating agreement. Our Manager, or its affiliates, also provide asset management, marketing, investor relations and other administrative services on our behalf.

On December 19, 2025, the Company’s offering of Common Shares pursuant to Regulation A under the Securities Act (the “Offering”) was qualified by the Commission.  We are seeking to raise up to $75,000,000 in the Offering.  Until the last day of the fourth full calendar quarter following the initial qualification of the Offering, the per share purchase price for the Common Shares will be $10.00 per share, an amount that was arbitrarily determined by our Manager. Thereafter, the per share purchase price for our Common Shares will be adjusted by our Manager at the beginning of every quarterly period (or such other period as determined by the Manager in its sole discretion, but no less frequently than annually) in accordance with the Company’s limited liability company operating agreement, to be no less than the sum of our net asset value (“NAV”) divided by the number of our Common Shares outstanding as of the end of the prior quarterly period (“NAV per share”). As of the date of this Report, the Company has closed on $3,474,750 in funds and issued 347,475 Common Shares at a price of $10 per Common Share.

We intend to elect to be taxed as a REIT under the Internal Revenue Code of 1986, as amended (the “Code”). As of the date of this Report, the Company has decided to delay its election to be taxed as a REIT and to operate as a REIT until our taxable year ending December 31, 2027; however, we may in our sole discretion determine to delay such election until beginning with our taxable year ending December 31, 2028. This means that, for our taxable year ended December 31, 2025 and our taxable year ending December 31, 2026, we are subject to U.S. federal income tax on our taxable income at regular corporate income tax rates. It also means that we will continue to be subject to U.S. federal income tax at regular corporate income tax rates on our taxable income for the year ending December 31, 2026. As a result, our net income and cash available for distribution to holders of Common Shares for our 2025 and 2026 taxable years will be materially and adversely affected because of our obligation to pay U.S. federal income tax for 2025 and 2026 at regular corporate income tax rates, and if we delay our REIT election by one year as described above, our net income and cash available for distribution for our 2027 taxable year will also be materially and adversely affected for the same reason.

Once we have elected to be taxed as a REIT, then, if we qualify as a REIT for U.S. federal income tax purposes, we generally will not be subject to U.S. federal income tax to the extent we distribute qualifying dividends to our common shareholders. If we fail to qualify as a REIT in any taxable year after electing REIT status, we will be subject to U.S. federal income tax on our taxable income at regular corporate income tax rates and generally will not be permitted to qualify for treatment as a REIT for U.S. federal income tax purposes for four years following the year in which our qualification is denied. Such an event could materially and adversely affect our net income and cash available for distribution. However, we believe that we are organized and will continue to operate in a manner that will enable us to qualify for treatment as a REIT for U.S. federal income tax purposes commencing with our taxable year ending December 31, 2027 or 2028, and we intend to continue to operate so as to remain qualified as a REIT for U.S. federal income tax purposes thereafter.

Our Investments

The following table sets forth information regarding our portfolio of real estate investments as of June 30, 2026:

Property	Current Monthly Rent		Acquisition Date	Property Type	Acquisition Price	Additional Information
142 Flintlock Way, New Market, Alabama	$1,875		May 1, 2026	4 BR, 2.5 BA	$257,000	Form 1-U
202 Wyndham Ave, High Point, North Carolina	$2,620	*	May 1, 2026	4 BR, 2.5 BA	$355,000	Form 1-U
4135 Jackson Drive, Galveston, Texas	$5,135		April 3, 2026	4 BR, 2 BA	$455,000	Form 1-U
35 Canyon View Dr, Newnan, Georgia 30265	$2,970	*	May 1, 2026	4 BR, 3 BA	$405,000	Form 1-U
5531 Crabtree Park Ct, Raleigh, North Carolina	$2,726		June 9, 2026	3 BR, 2.5 BA	$350,000	Form 1-U
1667-1671 Bryden Road, Columbus, Ohio (3 units)	N/A		June 22, 2026	6 BR, 5 BA	$570,000	Form 1-U
					$2,392,000

*	Property is subject to the tenant’s one-time right to purchase at the expiration of the lease term. The terms are further described in the respective Current Reports on Form 1-U listed under Additional Information above.

As of June 30, 2026, the Company paid $2,254,000 from net proceeds received in the Offering and owed the Manager $222,501 pursuant to an interest-free loan for the remaining balance of the purchase prices. Subsequent to June 30, 2026, the Company repaid its loan that was outstanding at that date.

Subsequent to June 30, 2026, the Company acquired the following properties:

Property	Current Monthly Rent		Acquisition Date	Property Type	Acquisition Price	Additional Information
135 Brooklawn Dr, Harvest, Alabama	N/A		August 21, 2026	3 BR, 2 BA	$246,840	Form 1-U
732 Lone Pine Loop, Fuquay Varina, North Carolina	$4,097	*	September 3, 2026	5 BR, 3.5 BA	$545,000	Form 1-U
					$791,840

*	Property is subject to the tenant’s one-time right to purchase at the expiration of the lease term. The terms are further described in the respective Current Reports on Form 1-U listed under Additional Information above.

The Company paid $656,481 from net proceeds received the Offering and as of the date of this Report owes the Manager $165,402 pursuant to an interest-free loan for the remaining balance of the purchase prices.

Distributions

The Manager has sole discretion in determining what distributions of free cash flow are made to shareholders except as otherwise limited by law or the operating agreement. Our Company expects the Manager to make distributions of any free cash flow on a monthly or other periodic basis. However, the Manager may change the timing of distributions in its sole discretion.

Free cash flow consists of the net income (as determined under GAAP), including property rental income, plus any change in net working capital and depreciation and amortization (and any other non-cash Operating Expenses) and less any capital expenditures related to our investments.

Payments to fulfill redemption requests under our redemption plan will also reduce funds available for distribution to remaining investors. Distributions will be paid to holders as of the record dates selected by the Manager, and holders will be entitled to declared distributions on their interests from the time the interests are issued to the holder until the redemption date as described below under “--Redemption Plan.”

Although our goal is to fund the payment of distributions solely from free cash flow, we may pay distributions from other sources, including the net proceeds of this offering, cash advances by our Manager, cash resulting from a waiver of fees or reimbursements due to our Manager, borrowings in anticipation of future free cash flow and the issuance of additional securities, and we have no limit on the amounts we may pay from such other sources. If we fund distributions from financings or the net proceeds from this offering, we will have less funds available for investment in real estate properties and other investments. We expect that our free cash flow available for distribution will be lower in the initial stages of our offering until we have raised significant capital and made substantial investments. Further, because we may receive income at various times during our fiscal year and because we may need free cash flow during a particular period to fund expenses, we expect that during the early stages of our operations and from time to time thereafter, we may declare distributions in anticipation of cash flow that we expect to receive during a later period and these distributions would be paid in advance of our actual receipt of these funds. In these instances, we expect to look to borrowings from the Manager or its affiliates, our offering proceeds or other sources to fund our distributions. Additionally, we will make certain payments to our Manager for services provided to us. Such payments will reduce the amount of cash available for distributions. Finally, payments to fulfill redemption requests under our redemption plan will also reduce funds available for distribution to remaining shareholders.

We are required to make distributions sufficient to satisfy the requirements for qualification as a REIT for U.S. federal income tax purposes. Generally, income distributed will not be taxable to us under the Code if we distribute at least 90% of our REIT taxable income each year (computed without regard to the dividends paid deduction and our net capital gain). Distributions are authorized at the discretion of our Manager, in accordance with our earnings, present and reasonably projected future cash flows and general financial condition. Our Manager’s discretion is directed, in substantial part, by its obligation to cause us to comply with the REIT requirements and to avoid U.S. federal income and excise taxes on retained income and gains.

As of June 30, 2026, the Company had not made any distributions. On July 30, 2026, the Company declared a dividend of $25,000 relating to the quarter ended June 30, 2026, representing a dividend per common share in the amount of $0.106, payable to shareholders of record on July 31, 2026 for any common shares purchased on or prior to June 30, 2026. The dividend was paid out of cashflow generated from operations.

Redemption Plan

The Company has adopted a redemption plan whereby, on a semi-annual basis, a shareholder may obtain liquidity as described in detail in our Offering Circular, which may be accessed here. Our Manager may in its sole discretion, amend, suspend, or terminate the redemption plan at any time, including to protect our operations and our non-redeemed shareholders, to prevent an undue burden on our liquidity, to preserve our status as a REIT, following any material decrease in our NAV, or for any other reason

As of June 30, 2026, the Company has not yet commenced the redemption plan but had not yet received any requests for redemption since the issued Common Shares were still subject to a lockup.

Competition

Our net income depends, in large part, on our ability to originate, acquire and manage investments with attractive risk-adjusted yields. We compete with many other entities engaged in real estate investment activities, including individuals, corporations, bank and insurance company investment accounts, other REITs, private real estate funds, and other entities engaged in real estate investment activities as well as online platforms that compete with the Wahed Real Estate Platform, many of which have greater financial resources and lower costs of capital available to them than we have. In addition, there are numerous REITs with asset acquisition objectives similar to ours, and others may be organized in the future, which may increase competition for the investments suitable for us. In particular, our investment objectives and strategies are similar to other offerings available on the Wahed Real Estate Platform and sponsored by our sponsor. Competitive variables include market presence and visibility, amount of capital to be invested per project and underwriting standards. To the extent that a competitor is willing to risk larger amounts of capital in a particular transaction or to employ more liberal underwriting standards when evaluating potential investments than we are, our investment volume and profit margins for our investment portfolio could be impacted. Furthermore, because we have elected to apply Islamic financial and contractual principles in operating our business, we will not finance our property acquisitions with traditional mortgage loans or any other interest bearing loan. As a result, we may be limited in the prices we offer to generate attractive returns compared to these competitors. Our competitors may also be willing to accept lower returns on their investments and may succeed in buying the assets that we have targeted for acquisition. Although we believe that we are well positioned to compete effectively in each facet of our business, there is enormous competition in our market sector and there can be no assurance that we will compete effectively or that we will not encounter increased competition in the future that could limit our ability to conduct our business effectively.

Going Concern

The Company’s unaudited financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has generated a net loss of $70,563 for the six months ended June 30, 2026, and has limited liquid assets to satisfy its obligations as they come due with cash of $54,390 against current liabilities of $318,135 as of June 30, 2026. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time.

The Company’s ability to continue as a going concern for the next 12 months is dependent upon its ability to generate sufficient cash flows from operations to meet its obligations, which it has not been able to accomplish to date, and/or to obtain additional capital financing. Through the date the financial statements were available to be issued, the Company has been primarily financed through the issuance of membership interests and advances from related parties. No assurance can be given that the Company will be successful in these efforts. Management plans to continue to seek additional funds from related parties, as needed, to fund any cash flow needs.

Results of Operations

Since the Company acquired its first properties in 2026, it only commenced recognizing revenues and incurring expenses during the six months ended June 30, 2026 (“Interim 2026”). It had no similar financial activity during the period from Inception until June 30, 2025.

Revenues

The Company derives revenue from rents collected on its properties, net of any occupancy, lodging, sales, value-added, or similar taxes collected on behalf of governmental authorities. During Interim 2026, the Company recognized revenues of $35,325.

Expenses

General and administrative expense

General and administrative expenses consist of auditing and professional fees, bank fees, broker and property management fees, transfer agent fees, and other expenses associated with operating our business. During Interim 2026, the Company’s general and administrative expenses were its largest expense, at $41,477. These expenses represented $35,300 in professional service fees and $6,177 property repair and maintenance expenses.

Broker fees

During Interim 2026, the Company incurred $23,544 in fees to brokers who arranged leases of its properties.

Rental expense

The Company incurred $6,799 in property management fees during Interim 2026.

Real estate taxes

The Company incurred $11,037 in real estate taxes during Interim 2026.

Asset Management Fees

The Company accrued $4,370 of asset management fees to the Manager during Interim 2026.

Depreciation and amortization

The Company incurred $18,755 in depreciation and amortization during Interim 2026.

Net Loss

As a result of the foregoing, the Company incurred a net loss of $70,563 during Interim 2026.

Liquidity and Capital Resources.

We have been dependent upon the net proceeds from the Offering to commence our proposed operations. We are dependent on the rental revenue we receive to fund our day-to day operations and pay management fees. We intend to obtain the capital required to purchase and originate real estate-related investments and conduct our operations from the proceeds of the Offering and any future offerings we may conduct, from loans or advances of funds from related parties and from any undistributed funds from our operations.

As of June 30, 2026, Wahed Financial LLC, the Manager of the Company, has paid $35,847 for deferred offering costs on behalf of the Company, which remain payable as of June 30, 2026. As of June 30, 2026, the Company has a balance of $307,098 due to related party that remains payable to the Manager. The balance bears no interest and is considered payable on demand. Other than loans or advances of funds from related parties, the Company may, though it does not expect to, secure interest-free financing, particularly if required to raise sufficient capital to purchase a property. For a description of the terms of any such financing, see Note 6 to the unaudited financial statements.

If we are unable to raise a substantial amount in gross offering proceeds, we will make fewer investments resulting in less diversification in terms of the type, number and size of investments we make and the value of an investment in us will fluctuate with the performance of the specific assets we acquire. Further, we will have certain fixed operating expenses, including certain expenses as a publicly offered REIT, regardless of whether we are able to raise substantial funds in the Offering. Our inability to raise substantial funds would increase our fixed operating expenses as a percentage of gross income, reducing our net income and limiting our ability to make distributions.

We are offering up to $75 million in our Common Shares pursuant to Regulation A. As of the date of this Report, we have raised $3,474,750 in gross proceeds and issued 347,475 Common Shares.

In addition to making investments in accordance with our investment objectives, we use our capital resources to make certain payments to our Manager. During our organization and offering stage, these payments include payments for reimbursement of certain organization and offering expenses. During our acquisition and development stage, we expect to make payments to our Manager in connection with the management of our assets and costs incurred by our Manager in providing services to us. See Note 6 to the unaudited financial statements.

As of the date of this Report, the Company has decided to delay its election to be taxed as a REIT and to operate as a REIT until our taxable year ending December 31, 2027, however, we may in our sole discretion determine to delay such election until beginning with our taxable year ended December 31, 2028. Until such a REIT election takes effect, we will be subject to U.S. federal income tax on our taxable income at regular corporate income tax rates, which will have the effect of reducing our net income and cash available for distribution to common shareholders. To maintain our qualification as a REIT, we are required to make aggregate annual distributions to our shareholders of at least 90% of our REIT taxable income (computed without regard to the dividends paid deduction and excluding net capital gain), and to avoid federal income and excise taxes on retained taxable income and gains we must distribute 100% of such income and gains annually. Our Manager may authorize distributions in excess of those required for us to maintain our REIT status and/or avoid such taxes on retained taxable income and gains depending on our financial condition and such other factors as our Manager deems relevant. Provided we have sufficient available cash flow, we intend to authorize and declare distributions based on daily record dates and pay distributions on a monthly or other periodic basis. We have not established a minimum distribution level.

Investment Company Act Considerations

We intend to conduct our operations so that neither we, nor any of our subsidiaries, is required to register as investment companies under the Investment Company Act.

Section 3(a)(1)(A) of the Investment Company Act defines an investment company as any issuer that is or holds itself out as being engaged primarily in the business of investing, reinvesting or trading in securities. Section 3(a)(1)(C) of the Investment Company Act defines an investment company as any issuer that is engaged or proposes to engage in the business of investing, reinvesting, owning, holding or trading in securities and owns or proposes to acquire investment securities having a value exceeding 40% of the value of the issuer’s total assets (exclusive of U.S. Government securities and cash items) on an unconsolidated basis, which we refer to as the 40% test. Excluded from the term “investment securities”, among other things, are U.S. Government securities and securities issued by majority-owned subsidiaries that are not themselves investment companies and are not relying on the exception from the definition of investment company set forth in Section 3(c)(1) or Section 3(c)(7) of the Investment Company Act.

We anticipate that we will hold real estate and real estate-related assets described below (i) directly, (ii) through wholly-owned subsidiaries, (iii) through majority-owned joint venture subsidiaries, and, (iv) to a lesser extent, through minority-owned joint venture subsidiaries.

We intend, directly or through our subsidiaries, to originate, invest in and manage a diversified portfolio of residential real estate investments. We expect to originate, acquire and structure a diversified portfolio of residential real estate properties.

We monitor our compliance with the 40% test and the holdings of our subsidiaries to ensure that each of our subsidiaries is in compliance with an applicable exemption or exclusion from registration as an investment company under the Investment Company Act. The securities issued by any wholly-owned or majority-owned subsidiary that we may form and that are excluded from the definition of “investment company” based on Section 3(c)(1) or 3(c)(7) of the Investment Company Act, together with any other investment securities we may own, may not have a value in excess of 40% of the value of our total assets (exclusive of U.S. Government securities and cash items) on an unconsolidated basis.

In addition, we believe that neither we nor certain of our subsidiaries will be considered investment companies under Section 3(a)(1)(A) of the Investment Company Act because we and they will not engage primarily or hold ourselves and themselves out as being engaged primarily in the business of investing, reinvesting or trading in securities. Rather, we and such subsidiaries will be primarily engaged in non-investment company businesses related to real estate. Consequently, we and our subsidiaries expect to be able to conduct our operations such that none will be required to register as an investment company under the Investment Company Act.

The determination of whether an entity is a majority-owned subsidiary of our Company is made by us. The Investment Company Act defines a majority-owned subsidiary of a person as a company 50% or more of the outstanding voting securities of which are owned by such person, or by another company which is a majority-owned subsidiary of such person. The Investment Company Act further defines voting securities as any security presently entitling the owner or holder thereof to vote for the election of directors of a company. We treat companies in which we own at least a majority of the outstanding voting securities as majority-owned subsidiaries. We also treat subsidiaries of which we or our wholly-owned or majority-owned subsidiary is the manager (in a manager-managed entity) or managing member (in a member-managed entity) or in which our agreement or the agreement of our wholly-owned or majority-owned subsidiary is required for all major decisions affecting the subsidiaries (referred to herein as “Controlled Subsidiaries”), as majority-owned subsidiaries even though none of the interests issued by such Controlled Subsidiaries meets the definition of voting securities under the Investment Company Act. We reached our conclusion on the basis that the interests issued by the Controlled Subsidiaries are the functional equivalent of voting securities. The determination of whether an entity is a majority-owned subsidiary of our Company is made by us. We have not asked the Commission staff for concurrence of our analysis, our treatment of such interests as voting securities, or whether the Controlled Subsidiaries, or any other of our subsidiaries, may be treated in the manner in which we intend, and it is possible that the Commission staff could disagree with any of our determinations. If the Commission staff were to disagree with our treatment of one or more companies as majority-owned subsidiaries, we would need to adjust our strategy and our assets. Any such adjustment in our strategy could have a material adverse effect on us.

Certain of our subsidiaries may also rely upon the exclusion from the definition of investment company under Section 3(c)(5)(C) of the Investment Company Act. Section 3(c)(5)(C), as interpreted by the staff of the Commission, requires an entity to invest at least 55% of its assets in “mortgages and other liens on and interests in real estate”, which we refer to as “qualifying real estate interests”, and at least 80% of its assets in qualifying real estate interests plus “real estate-related assets”.

Qualification for exemption from registration under the Investment Company Act will limit the ability of the Company to make certain investments. To the extent that the Commission staff provides more specific guidance regarding any of the matters bearing upon such exclusions, the Company may be required to adjust its strategy accordingly. Any additional guidance from the Commission staff could provide additional flexibility to the Company, or it could further inhibit the ability of the Company to pursue the strategies it has chosen.

The loss of the Company’s exclusion from regulation pursuant to the Investment Company Act could require the Company to restructure its operations, sell certain of its assets or abstain from the purchase of certain assets, which could have an adverse effect on its financial condition and results of operations. See “Risk Factors— Maintenance of the Company’s Investment Company Act exemption imposes limits on its operations, which may adversely affect its operations” in the Company’s Offering Circular.

Trend Information

As of June 30, 2026, the Company commenced its initial operations. The Company’s business and operations are sensitive to general business and economic conditions in the U.S. and worldwide along with local, state, and federal governmental policy decisions. A host of factors beyond the Company’s control could cause fluctuations in these conditions, including but not limited to: recession, downturn or otherwise; government policies surrounding tenant rights; local ordinances where properties reside; changes in the real estate market; and interest-rate fluctuations. Adverse developments in these general business and economic conditions could have a material adverse effect on the Company’s financial condition and the results of its operations. As of the date of this Report, home prices have remained relatively stable or increased modestly, transaction activity has softened, housing inventory has increased, and single-family rental rates have continued to grow modestly. The Company continues to monitor these market conditions as they may affect property values, acquisition opportunities, rental demand and rental rates.

The Company acquired properties, incurred operating expenses, and raised capital to fund its operations and investment activities. The Company will continue to require adequate capital resources and operating cash flows to execute its business plan and meet its obligations as they become due. Management continues to monitor liquidity and capital requirements and believes the Company is appropriately positioned to support its current operations, although it remains subject to the risks and uncertainties associated with its business and future growth.

The Company continues to focus on residential real estate investments in U.S. markets where management believes there is favorable demand for rental housing. The performance of these investments may be affected by local housing supply and demand, rental rates, occupancy levels, property values, employment and population trends, and increases in operating costs such as insurance, property taxes and maintenance expenses. The Company also continues to strengthen its relationships with existing property sourcing and operating partners, which management believes may support access to additional investment opportunities and facilitate the acquisition and management of residential properties.

Management continues to monitor these market conditions and relationships when evaluating new acquisitions and the performance of the Company’s existing rental properties.

Critical Accounting Policies

Our accounting policies will conform with GAAP. The preparation of financial statements in conformity with GAAP will require us to use judgment in the application of accounting policies, including making estimates and assumptions. These judgments may affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenue and expenses during the reporting periods. We intend to make these estimates and assumptions in an appropriate manner and in a way that accurately reflects our financial condition. We will continually test and evaluate our estimates and assumptions using our historical knowledge of the business, as well as other factors, to ensure that they are reasonable for reporting purposes. However, actual results may differ from our estimates and assumptions.

We believe our critical accounting policies govern the significant judgments and estimates used in the preparation of our financial statements. Please refer to Note 2: Summary of Significant Accounting Policies, included in our audited financial statements, for a more thorough discussion of our accounting policies and procedures.

Real Estate Assets

Property and equipment are recorded at cost and stated net of accumulated depreciation and impairment, if any. The Company’s property acquisitions consist primarily of land and buildings. Upon acquisition of a property, the purchase price is allocated between land and building components based on available valuation information. For properties for which a cost segregation study has been performed, the purchase price is allocated among land and the various building components based on the results of the study. For properties for which a cost segregation study is not available, management estimates the fair value of the land component based on the trend over the other properties and allocates 20% of the purchase price to land, with the remaining amount allocated to the building.

Land is not depreciated. Building and building-related components are depreciated using the straight-line method over their estimated useful lives.

The Company continually monitors events and changes in circumstances that could indicate carrying amounts of long-lived assets may not be recoverable. When such events or changes in circumstances are present, the Company assesses the recoverability of long-lived assets by determining whether the carrying value of such assets will be recovered through undiscounted expected future cash flows. If the total of the future cash flows is less than the carrying amount of those assets, the Company recognizes an impairment loss based on the excess of the carrying amount over the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or the fair value less costs to sell.

As a result, our estimates of fair value of the land and the allocation of value between the land and the building could have a significant impact on our assets and expenses.

Accounting Pronouncements

Under Section 107 of the JOBS Act, we are permitted to use the extended transition period provided in Section 7(a)(2)(B) of the Securities Act of 1933, as amended (the “Securities Act”) for complying with new or revised accounting standards. This permits us to delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected to use the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards that have different effective dates for public and private companies until the earlier of the date that we (i) are no longer an emerging growth company or (ii) affirmatively and irrevocably opt out of the extended transition period provided in Section 7(a)(2)(B). By electing to extend the transition period for complying with new or revised accounting standards, these consolidated financial statements may not be comparable to companies that adopt accounting standard updates upon the public business entity effective dates.

Item 2. Other Information

None.

Item 3. Financial Statements

WAHED REAL ESTATE FUND I LLC

A Delaware Limited Liability Company

Unaudited Financial Statements

As of June 30, 2026, and December 31, 2025, for the six months ended June 30, 2026,

and for the period from March 19, 2025 (inception) to June 30, 2025

WAHED REAL ESTATE FUND I LLC

WAHED REAL ESTATE FUND I LLC

BALANCE SHEETS

As of June 30, 2026 (Unaudited) and December 31, 2025 (Audited)

	June 30, 2026	December 31, 2025
	(Unaudited)	(Audited)
ASSETS
Current Assets
Cash and cash equivalents	$54,390	$-
Accounts receivable, net	73,781	-
Prepaid expenses	5,315	-
Deferred offering costs	35,847	59,156
Total current assets	169,334	59,156

Real Estate Assets
Land	470,175	-
Building	2,013,600
Accumulated depreciation	(18,755)	-
Total real estate assets	2,465,019	-

Total Assets	$2,634,353	$59,156

LIABILITIES AND MEMBER’S EQUITY
LIABILITIES
Current Liabilities
Accounts payable and accrued expenses	$11,037	$-
Note payable, related party	-	35,000
Due to related parties	307,098	24,156
Total Current Liabilities	318,135	59,156

Total Liabilities	373,835	59,156

Non-Current Liabilities
Resident Value Share payable	$55,700	-
Total Non-Current Liabilities	55,700	-

MEMBERS’ EQUITY
Members’ capital	2,260,518	-
Total Members’ equity	2,260,518	-

Total Liabilities and Members’ Equity	$2,634,353	$59,156

See accompanying notes, which are an integral part of these unaudited financial statements.

WAHED REAL ESTATE FUND I LLC

STATEMENTS OF OPERATIONS (UNAUDITED)

For the six months ended June 30, 2026 and for the period from March 19, 2025 (inception) to June 30, 2025

	Six months ended June 30, 2026	For the period from March 19, 2025 (inception) to June 30, 2025
REVENUE
Rental income	$35,325	$-
Total revenue	35,325	-

EXPENSES
Rental expense	6,799
Real estate taxes	11,037
Asset under management fees	4,370
Broker fees	23,544
General and administrative expense	41,477
Depreciation and amortization	18,755
Total operating expenses	105,982	-

Loss from operations	(70,657)	-

Other income
Late fee	94	-
Total other income	94	-

Net loss	$(70,563)	$-
Weighted average membership interests	154,837	-
Loss per membership interest	$(0.46)	$-

See accompanying notes, which are an integral part of these unaudited financial statements.

WAHED REAL ESTATE FUND I LLC

STATEMENTS OF CHANGES IN MEMBERS’ EQUITY (UNAUDITED)

For the six months ended June 30, 2026 and for the period from March 19, 2025 (inception) to June 30, 2025

Balance as of March 19, 2025 (inception)	$-
Capital contributions	-
Capital distributions	-
Net income/(loss)	-
Balance as of June 30, 2025	$-

Balance as of December 31, 2025	$-
Capital contributions	2,354,390
Capital distributions	-
Offering costs	(23,308)
Net loss	(70,563)
Balance as of June 30, 2026	$2,260,518
Number of membership interests	235,439

See accompanying notes, which are an integral part of these unaudited financial statements.

WAHED REAL ESTATE FUND I LLC

STATEMENTS OF CASH FLOWS (UNAUDITED)

For the six months ended June 30, 2026 and for the period from March 19, 2025 (inception) to June 30, 2025

	Six months ended June 30, 2026		For the period from March 19, 2025 to June 30, 2025
Cash flows from operating activities:
Net loss		$(70,563)		$-
Expenses incurred and recorded as payable to related parties		(64,168)
Adjustments to reconcile net icome to net cash provided by operating activities:				-
Depreciation and amortization		18,755		-
(Increase)/decrease in operating assets
- Accounts receivable		(73,781)
- Prepaid expenses		(5,315)		-
Increase/(decrease) in operating liabilities
- Accounts payable		11,037		-
- Other liabilities		423,162		-
Net cash provided by (used in) operating activities		239,126		-

Cash flows from investing activities:
Payments on acquisition of real estate properties		(2,300,000)		-
Net cash used in investing activities		(2,300,000)		-

Cash flows from financing activities:
Capital contributions		2,354,390		-
Proceeds from loan from related parties		-		-
Net cash provided by financing activities		2,354,390		-

Net increase (decrease) in cash and cash equivalents		293,516		-
Cash and cash equivalents at beginning of the period		-		-
Cash and cash equivalents at end of the period		$293,516		$-

Supplemental Disclosure of Cash Flow Information:
Cash paid for interest	$		$
Cash paid for income taxes	$		$

Supplemental Disclosure of Non-Cash Investing and Financing Activities:
Expenses incurred by related party on behalf of the fund		$207,083		$59,156

See accompanying notes, which are an integral part of these unaudited financial statements.

WAHED REAL ESTATE FUND I LLC

NOTES TO THE FINANCIAL STATEMENTS

As of June 30, 2026 and December 31, 2025, for the six months ended June 30, 2026 and for the period from March 19, 2025 (inception) to June 30, 2025

NOTE 1: NATURE OF OPERATIONS

Wahed Real Estate Fund I LLC (the “Company”) is a Delaware limited liability company formed on March 19, 2025 (inception) under the laws of Delaware, for which Wahed Financial, LLC is the managing member (the “Manager”). The Company intends to allocate the majority of the net proceeds from its Regulation A offering to identify, acquire, maintain and manage a diversified portfolio of single-family residential real estate properties.

As of June 30, 2026, the Company commenced its initial operations. The Company acquired properties, incurred operating expenses, and raised capital to fund its operations and investment activities. The Company will continue to require adequate capital resources and operating cash flows to execute its business plan and meet its obligations as they become due. Management continues to monitor liquidity and capital requirements and believes the Company is appropriately positioned to support its current operations, although it remains subject to the risks and uncertainties associated with its business and future growth.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP). The company has adopted calendar year as its fiscal year.

The Company utilizes its Manager’s centralized processes and systems for administration, accounting, and recordkeeping. The Manager has paid certain of the Company’s expenses without requiring repayment. These financial statements only include expenses for which the Manager will require repayment from the Company, and excludes certain other costs incurred on its behalf. Consequently, future results of operations should the Company be separated from the Manager, or should the Manager no longer agree to cover the Company’s expenses, will include costs and expenses that may be materially different than the Company’s historical results of operations, financial position, and cash flows. Accordingly, the financial statements for these periods are not indicative of the Company’s future results of operations, financial position, and cash flows.

The Manager incurred $16,650 and $61,338 of expenses on behalf of the Company during the six months ended June 30, 2026 and for the period from March 19, 2025 (inception) to June 30, 2025, respectively, which will not be reimbursed, directly or indirectly, by the Company. In accordance with the guidance provided under Section 7210 of the SEC Financial Reporting Manual, these non-reimbursable costs have been excluded from the Company’s accounting records.

WAHED REAL ESTATE FUND I LLC

NOTES TO THE FINANCIAL STATEMENTS

As of June 30, 2026 and December 31, 2025, for the six months ended June 30, 2026 and for the period from March 19, 2025 (inception) to June 30, 2025

Use of Estimates

The accompanying balance sheet as of June 30, 2026 and the statements of operations, statements of changes in members’ equity and cash flows for the six-month period ended June 30, 2026 and for the period from March 19, 2025 (inception) to June 30, 2025 are unaudited. The unaudited interim financial statements have been prepared on the same basis as the audited annual financial statements and, in the opinion of management reflect all adjustments, which include only normal recurring adjustments, necessary for the fair statement of the Company’s financial position as of June 30, 2026 and the results of its operations and its cash flows for the six-month period ended June 30, 2026 and for the period from March 19, 2025 (inception) to June 30, 2025. The financial data and other information disclosed in these notes related to the six-month period ended June 30, 2026 and for the period from March 19, 2025 (inception) to June 30, 2025 are also unaudited. The results for the six-month periods ended June 30, 2026 are not necessarily indicative of results to be expected for the year ending December 31, 2026, any other interim periods, or any future year or period.

Use of Estimates

The preparation of financial statements   in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosures of contingent assets and liabilities at the date of the financial statements   and the reported amounts of revenues and expenses during the reporting period. Actual results could differ significantly from those estimates.

Risk and Uncertainties

The Company has a limited operating history. The Company’s business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company’s control could cause fluctuations in these conditions. These adverse conditions could affect the Company’s financial condition and the results of its operations.

Cash Equivalents and Concentration of Cash Balance

The Company considers all highly liquid securities with an original maturity of less than three months to be cash equivalents. The Company’s cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. The Company’s cash in bank balance amounted to $54,390 and $0 as of June 30, 2026 and December 31, 2025, respectively.

Prepaid Expenses

As of June 30, 2026 and December 31, 2025, the Company had prepaid expenses of $5,315 and $0, respectively.

WAHED REAL ESTATE FUND I LLC

NOTES TO THE FINANCIAL STATEMENTS

As of June 30, 2026 and December 31, 2025, for the six months ended June 30, 2026 and for the period from March 19, 2025 (inception) to June 30, 2025

Deferred Offering Costs

The Company complies with the requirements of Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 340-10-S99-1 with regards to offering costs. Prior to the completion of an offering, offering costs are capitalized. Upon the completion of an offering, deferred offering costs are recorded as a reduction of the gross proceeds received and charged against members’ equity (or additional paid-in capital, as applicable). If an offering is abandoned or not completed, the related deferred offering costs are recognized as an expense in the period in which the offering is no longer considered probable of completion.

The Company incurred $59,156 of deferred offering costs for the period from March 19, 2025 (inception) to December 31, 2025. In 2026, all deferred offering costs have been adjusted against the proceeds received upon receipt of funds from the offering. As of June 30, 2026, no deferred offering costs have been recognized. As of June 30, 2026, the Company had $35,847 of deferred offering costs remaining on the balance sheet.

The Company will reimburse the Manager for out-of-pocket expenses in connection with the Company’s organization and offering expenses, up to a maximum of 1.00% of the gross offering proceeds.

Fair Value of Financial Instruments

Financial Accounting Standards Board (“FASB”) guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

The carrying amounts reported in the balance sheet approximate their fair value.

WAHED REAL ESTATE FUND I LLC

NOTES TO THE FINANCIAL STATEMENTS

As of June 30, 2026 and December 31, 2025, for the six months ended June 30, 2026 and for the period from March 19, 2025 (inception) to June 30, 2025

Operating Expenses

The Company is responsible for the costs and expenses attributable to the activities of all of its properties. The Manager will bear its own expenses of an ordinary nature.

Earnings/(Loss) per Membership Interest

Upon completion of an offering, the Company complies with accounting and disclosure requirement of ASC Topic 260, “Earnings per Share.” Earnings (loss) per membership interest (“EPMI”) will be computed by dividing net (loss) / income by the weighted average number of outstanding membership interests during the period.

Revenue Recognition

Accounting Standards Codification (“ASC”) Topic 606, “Revenue from Contracts with Customers” establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity’s contracts to provide goods or services to customers.

Revenues will be recognized when control of the promised goods or services is transferred to a customer, in an amount that reflects the consideration that the Company expects to receive in exchange for those goods or services. The Company applies the following five steps in order to determine the appropriate amount of revenue to be recognized as it fulfills its obligations under each of its agreements: 1) identify the contract with a customer; 2) identify the performance obligations in the contract; 3) determine the transaction price; 4) allocate the transaction price to performance obligations in the contract; and 5) recognize revenue as the performance obligation is satisfied.

The property manager enters into lease agreements with tenants for the use of certain Company-owned properties in exchange for fixed monthly rental payments. Rental income is recognized on a straight-line basis over the non-cancelable lease term when collection of substantially all consideration is probable.

The property manager also enters into arrangements with guests, lodging operators, and online booking platforms, including Airbnb and similar providers, for the short-term use of the Company’s properties.

Revenue from such arrangements is recognized over the guest’s period of occupancy as the customer simultaneously receives and consumes the benefits provided by the Company’s accommodation services. Consideration is generally based on fixed daily or nightly rates specified in the applicable booking arrangements.

WAHED REAL ESTATE FUND I LLC

NOTES TO THE FINANCIAL STATEMENTS

As of June 30, 2026 and December 31, 2025, for the six months ended June 30, 2026 and for the period from March 19, 2025 (inception) to June 30, 2025

The Company evaluates the nature of its arrangements to determine whether revenue should be recognized on a gross or net basis. Revenue is reported on a gross basis when the Company controls the accommodation services before they are transferred to the customer and on a net basis when the Company acts as an agent.

Revenue is recorded net of any occupancy, lodging, sales, value-added, or similar taxes collected on behalf of governmental authorities.

The Company’s contracts generally do not contain significant financing components or material performance obligations extending beyond the applicable rental or occupancy period.

Accounts Receivable

Accounts receivable primarily represent amounts due from the property manager for rental and accommodation income collected on behalf of the Company, net of property management fees and other authorized expenses incurred by the property manager in the operation and maintenance of the properties. Accounts receivable are recorded at the amount expected to be collected and are evaluated periodically for collectability. The Company had accounts receivable of $73,781 and $0 as of June 30, 2026 and December 31, 2025, respectively.

Organizational Costs

In accordance with Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 720, organizational costs, including accounting fees, legal fees, and costs of incorporation, are expensed as incurred.

Income Taxes

The Company is a limited liability company. Accordingly, under the Internal Revenue Code, all taxable income or loss flows through to its members. Therefore, no provision for income tax has been recorded in these financial statements. Income from the Company is reported and taxed to the member on its individual tax return. The Company intends to elect to be taxed as a corporation. In the Manager’s sole discretion, the Company is permitted, but not required, to elect to be taxed as a REIT.

The Company complies with FASB ASC 740 for accounting for uncertainty in income taxes recognized in a company’s financial statement, which prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. FASB ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Based on the Company’s evaluation, it has been concluded that there are no significant uncertain tax positions requiring recognition in the Company’s financial statements. The Company believes that its income tax position would be sustained on audit and does not anticipate any adjustments that would result in a material change to its financial position.

WAHED REAL ESTATE FUND I LLC

NOTES TO THE FINANCIAL STATEMENTS

As of June 30, 2026 and December 31, 2025, for the six months ended June 30, 2026 and for the period from March 19, 2025 (inception) to June 30, 2025

The Company may in the future become subject to federal, state and local income taxation though it has not been since its inception. The Company is not presently subject to any income tax audit in any taxing jurisdiction.

Real Estate Assets

Property and equipment are recorded at cost and stated net of accumulated depreciation and impairment, if any. The Company’s property acquisitions consist primarily of land and buildings.

Upon acquisition of a property, the purchase price is allocated between land and building components based on available valuation information. For properties for which a cost segregation study has been performed, the purchase price is allocated among land and the various building components based on the results of the study. For properties for which a cost segregation study is not available, management estimates the fair value of the land component based on the trend over the other properties and allocates 20% of the purchase price to land, with the remaining amount allocated to the building.

Land is not depreciated. Building and building-related components are depreciated using the straight-line method over their estimated useful lives.

For properties subject to a cost segregation study, the building is further separated into significant components with different estimated useful lives. The Company depreciates these components over their respective useful lives of 5 years, 15 years, and 27.5 years. Building costs not separately identified through a cost segregation study are depreciated over their estimated useful life as determined by management.

The Company continually monitors events and changes in circumstances that could indicate carrying amounts of long-lived assets may not be recoverable. When such events or changes in circumstances are present, the Company assesses the recoverability of long-lived assets by determining whether the carrying value of such assets will be recovered through undiscounted expected future cash flows. If the total of the future cash flows is less than the carrying amount of those assets, the Company recognizes an impairment loss based on the excess of the carrying amount over the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or the fair value less costs to sell. The Company did not record any impairment losses on long-lived assets for the six months ended June 30, 2026 and for the period from March 19, 2025 (inception) to June 30, 2025.

WAHED REAL ESTATE FUND I LLC

NOTES TO THE FINANCIAL STATEMENTS

As of June 30, 2026 and December 31, 2025, for the six months ended June 30, 2026 and for the period from March 19, 2025 (inception) to June 30, 2025

NOTE 3: GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the settlement of liabilities in the ordinary course of business.

The Company has generated a net loss of $70,563 for the six months ended June 30, 2026, and has limited liquid assets to satisfy its obligations as they come due with cash of $54,390 against current liabilities of $341,443 as of June 30, 2026. These factors raise substantial doubt about the Company’s ability to continue as a going concern. The Company’s ability to continue as a going concern for the next 12 months is dependent upon its ability to generate sufficient cash flows from operations to meet its obligations, which it has not been able to accomplish to date, and/or to obtain additional capital financing. Through the date the financial statements were available to be issued, the Company has been primarily financed through the issuance of membership interests and advances from related parties. No assurance can be given that the Company will be successful in these efforts. Management plans to continue to seek additional funds from related parties, as needed, to fund any cash flow needs.

The financial statements do   not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

NOTE 4: REAL ESTATE ASSETS

Real estate assets at June 30, 2026 and December 31, 2025 consists of the following:

	As of June 30, 2026	As of December 31, 2025
Land	$470,175	$-
Building	2,013,600	-
	2,483,775	-
Accumulated depreciation	(18,755)	-
Real estate assets, net	$2,465,019	$-

WAHED REAL ESTATE FUND I LLC

NOTES TO THE FINANCIAL STATEMENTS

As of June 30, 2026 and December 31, 2025, for the six months ended June 30, 2026 and for the period from March 19, 2025 (inception) to June 30, 2025

NOTE 5: MEMBERS’ EQUITY

On December 19, 2025, the Company commenced an offering of membership interests designated as common shares to raise $75 million pursuant to Regulation A of the Securities Act of 1933, as amended (the “Regulation A offering”). As of June 30, 2026, the Company has closed on $2,354,390 in funds and issued 235,439 common shares.

The Company is managed by Wahed Financial, LLC (the “Manager”), a Delaware limited liability company and managing member of the Company. Pursuant to the terms of the operating agreement, the Manager will provide certain management and advisory services, as well as a management team and appropriate support personnel to the Company.

Distributions to the holders of the Company’s common shares will be allocated on an equal per-share basis.

Distributable cash, as determined by the Manager, will be distributed upon the final accounting of net results from the sale of a property or upon liquidation of the Company, subject to available cash.

No member shall be entitled to withdraw or receive a return of their capital contribution, except to the extent, if any, that distributions made pursuant to the operating agreement or upon dissolution or termination of the Company may be considered as such by law, and then only to the extent provided for in the operating agreement.

The debts, obligations, and liabilities of the Company, whether arising in contract, tort, or otherwise, are solely the debts, obligations, and liabilities of the Company, and no member of the Company is obligated personally for any such debt, obligation, or liability.

NOTE 6: RELATED PARTY TRANSACTIONS

The Company is managed by Wahed Financial LLC, the Manager of the Company. Pursuant to the terms of the operating agreement, the Manager will provide certain management services to the Company. The Manager shall direct, manage, and control the Company to the best of its ability and shall have full and complete authority, power, and discretion to make any and all decisions and to do any and all things that such Manager may deem to be reasonably required to accomplish the purpose of the Company.

Subject to certain restrictions and limitations, the Manager is responsible for managing the Company’s affairs on a day-to-day basis and for identifying and making acquisitions and investments on behalf of the Company. The Manager has power and authority on behalf of the Company to amend the operating agreement.

WAHED REAL ESTATE FUND I LLC

NOTES TO THE FINANCIAL STATEMENTS

As of June 30, 2026 and December 31, 2025, for the six months ended June 30, 2026 and for the period from March 19, 2025 (inception) to June 30, 2025

Asset Management Fee

The Company shall pay the Manager a quarterly asset management fee at an annualized rate of 0.75%, payable in arrears, which shall initially be calculated based on the Company’s net offering proceeds as of the end of each calendar quarter. Following the first net asset value (“NAV”) calculation date, the asset management fee shall be calculated based on the Company’s NAV as of the end of the most recently completed quarterly period, or such other period as may be determined by the Manager in its sole discretion, provided that such period shall not be less frequent than annually. The Manager may, in its sole discretion, adjust the amount of the asset management fee from time to time, and any such changes shall be publicly disclosed by the Company in accordance with applicable law. The Company incurred $4,370 and $0 of asset management fees for the six months ended June 30, 2026 and for the period from March 19, 2025 (inception) to June 30, 2025, respectively.

Sourcing Fee

The Company shall pay a sourcing fee in an amount not to exceed three (3.0%) of the total purchase price of any property in which the Company acquires an equity interest. Such sourcing fee shall be payable to the Manager, as determined in the sole discretion of the Manager and shall be capitalized to the cost of the property.

Disposition Fee

The Company will reimburse the Manager for actual expenses incurred on the Company’s behalf in connection with the liquidation of equity investments in real estate, including closing costs, and the Company will pay 6.0% of the gross proceeds from such sale of such investments to the Manager as a disposition fee. The Manager will be (i) entitled to retain the difference between fees paid to the broker and the 6.0% charged to the Company and (ii) responsible for any fees in excess of the 6.0%.

Other Services

The Company may retain certain of the Manager’s affiliates, from time to time, for services relating to the Company’s investments or operations, which may include accounting and audit services (including valuation support services), account management services, corporate secretarial services, data management services, directorship services, information technology services, finance/budget services, human resources, judicial processes, legal services, operational services, risk management services, tax services, treasury services, loan management services, construction management services, property management services, special servicing services, leasing services, transaction support services, transaction consulting services and other similar operational matters. Any compensation paid to the Company’s affiliates for any such services will not reduce the asset management fee. Any such arrangements will be at or below market rates.

WAHED REAL ESTATE FUND I LLC

NOTES TO THE FINANCIAL STATEMENTS

As of June 30, 2026 and December 31, 2025, for the six months ended June 30, 2026 and for the period from March 19, 2025 (inception) to June 30, 2025

Redemption Fee

Except in the case of exceptional redemptions, the redemption price may be reduced by a fee paid to the Manager as compensation for the administration of the Company’s redemption program.

Reimbursement of Expenses

The Manager or its affiliates will receive reimbursement of reasonable expenses paid or incurred by the Manager or its affiliates in connection with the Company’s operations, including any legal, financial and tax reporting, and accounting costs, which may be paid from capital contributions, operating revenue, or reserves. The Manager may also reimburse members of the Company for such expenses incurred by them in connection with the Company’s operations, as decided in the Manager’s sole discretion. The Company shall pay or reimburse the Manager and its affiliates for the following:

●	Organization and Offering Expenses: The Company will reimburse the Manager for out-of-pocket expenses in connection with organization and offering expenses up to a maximum of 1.0% of the gross offering proceeds.

●	Origination Expenses: The Company will reimburse the Manager for actual expenses incurred in connection with the selection, acquisition, or origination of an investment whether or not the Company ultimately acquires or originates the investment.

●	Operating Expenses: The Company will reimburse the Manager or its affiliates for out-of-pocket expenses incurred in connection with the operation, and management of the Company and its investments. Reimbursable expenses may include costs related to legal, accounting, tax, insurance, due diligence, travel, financing, property management or special servicing of any property, and other services performed by third parties, affiliates, or internal personnel, to the extent such services are provided for the benefit of the Company.

Distributions

Distributable cash, as determined by the Manager, will be distributed upon the final accounting of net results from the sale of a property or upon liquidation of the Company, subject to available cash. Distributable cash shall be applied and distributed 100% to the members (pro rata to their interests and which, for the avoidance of doubt, may include the Manager and its affiliates).

Due to Related Party

As of June 30, 2026, Wahed Financial LLC, the Manager of the Company, has paid $2,575,013 for acquisition of properties and other related expenses on behalf of the Company, out of which $307,098 remains payable as of June 30, 2026. The balance bears no interest and is considered payable on demand.

As of December 31, 2025, Wahed Financial LLC, the Manager of the Company, has paid $59,156 for deferred offering costs on behalf of the Company, which remain payable as of December 31, 2025. The balance bears no interest and is considered payable on demand. On July 8, 2025, the Company entered into a loan agreement for $35,000 out of the total $59,156 of payments made by the Manager on behalf of the Company. The note is non-interest bearing and is payable on demand.

WAHED REAL ESTATE FUND I LLC

NOTES TO THE FINANCIAL STATEMENTS

As of June 30, 2026 and December 31, 2025, for the six months ended June 30, 2026 and for the period from March 19, 2025 (inception) to June 30, 2025

NOTE 7: RESIDENT VALUE SHARE PROGRAM

Resident Value Share represents upfront contributions received from residents under the Acre Program, generally equal to 5% of the home’s value. These amounts are recorded as a liability as the Company is obligated to repay or otherwise settle the resident’s interest in accordance with the terms of the program upon withdrawal or other settlement events. The balance does not represent revenue earned by the Company. As of June 30, 2026, the Company had $55,700 payable from the program.

NOTE 8: RECENT ACCOUNTING PRONOUNCEMENTS

Management does not believe that any other recently issued, but not yet effective, accounting standards could have a material effect on the accompanying financial statements. As new accounting pronouncements are issued, we will adopt those that are applicable under the circumstances.

NOTE 9: COMMITMENTS AND CONTINGENCIES

The Company may be subject to pending legal proceedings and regulatory actions in the ordinary course of business. The results of such proceedings cannot be predicted with certainty, but the Company does not anticipate that the final outcome, if any, arising out of any such matters will have a material adverse effect on its business, financial condition, or results of operations.

NOTE 10: SUBSEQUENT EVENTS

The Company evaluated all subsequent events through September [28], 2026, the date the unaudited financial statements were available to be issued.

Subsequent to June 30, 2026, the Board of Directors declared a dividend of $25,000 relating to the quarter ended June 30, 2026. As the dividend was declared after the reporting date, no liability has been recognized in the accompanying financial statements as of June 30, 2026.

Subsequent to June 30, 2026, the Company has closed on an additional $1,120,360 and issued 112,036 common shares in the Regulation A offering.

Subsequent to June 30, 2026, the Company acquired the following properties:

●	On August 21, 2026, the Company acquired a property located at 135 Brooklawn Drive, Harvest, Alabama, for a purchase price of $246,840.

●	On September 3, 2026, the Company acquired a property located at 732 Lone Pine Loop, Fuquay-Varina, North Carolina, for a purchase price of $545,000.

INDEX TO EXHIBITS

The documents listed in the Exhibit Index of this Report are incorporated by reference or are filed with this report, in each case as indicated below.

2.1	Certificate of Formation of Wahed Real Estate Fund I LLC (1)
2.2	Limited Liability Company Agreement of Wahed Real Estate Fund I LLC (1)
4.1	Form of Subscription Agreement (1)
6.1	Dalmore Agreement (1)
6.2	Form of License Agreement (1)

(1)	Filed as an exhibit to the Company’s Offering Statement on Form 1-A (Commission File No. 24-12677 and incorporated by reference herein.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on September 28, 2026.

Wahed Real Estate Fund I LLC

a Delaware limited liability company

By	Wahed Financial LLC, a Delaware corporation Its: Manager

	By:	/s/ Ahmar Shaikh
	Name:	Ahmar Shaikh
	Title:	Manager

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the date indicated.

By:	/s/ Ahmar Shaikh
Name:	Ahmar Shaikh
Title:	Manager, Chief Executive Officer (principal executive officer), Chief Financial Officer (principal financial officer and principal accounting officer) of Wahed Financial LLC

Date: September 28, 2026